UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            RIVER CAPITAL GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    768035107
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 768035107                                                 PAGE 2 OF 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS          HOWARD J. TAYLOR

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                    5,406,639
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      5,406,639
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       5,406,639
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       21.1%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 5
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 768035107                                                 PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of River Capital Group, Inc. ("River Group"), par value $0.001. The address of the principal executive office of River Group is 130 King Street West, Suite 3680, Toronto, Ontario M5X 1B1 Canada.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Howard Taylor, whose address is Suite 194, 48 Par La Ville Road Hamilton HM11 Bermuda. The shares reported herein are held in the name of Concorde Capital Limited, a Bermuda corporation. Concorde Capital Limited is 100% owned and controlled by Howard Taylor.

Howard Taylor is principally employed as Chief Executive Officer of River Group. The principal executive office of River Group is 130 King Street West, Suite 3680, Toronto, Ontario M5X 1B1 Canada.

During the last five years, Howard Taylor has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Howard Taylor is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 5, 2004, River Group issued a total of 50,000 options for shares of its common stock, exercisable at $2.00 per share. All are vested. The options expire February 5, 2009. These options are held in the name of Howard Taylor directly.

On November 1, 2005, River Group issued a total of 200,000 options for shares of its common stock, exercisable at $0.50 per share. All are vested. The options expire October 31, 2007. These options are held in the name of Howard Taylor directly.

Howard Taylor received 5,156,639 shares of River Group common stock on December 30, 2005 in exchange for 550 shares of common stock of River Capital Holdings Limited, a Barbados corporation, pursuant to a Share Exchange Agreement by and among River Group and River Capital Holdings Limited, Strategy International Insurance Group, Inc, a Texas Corporation, Longview Fund, LP, Longview Equity Fund, LP, Longview International Equity Fund, LP, and Concorde Capital Limited, a Bermuda Corporation. These shares are held of record by Concorde Capital Limited. Howard Taylor has the sole right to vote and dispose of these shares.

ITEM 4.  PURPOSE OF TRANSACTION.

As a shareholder of River Holdings, Howard Taylor received 5,156,639 shares of River Group common pursuant to the Share Exchange Agreement. The purpose of the transaction generally was for River Group to acquire River Holdings as a wholly owned subsidiary (and consequently its subsidiary River RE) in order to engage in the reinsurance industry. More specifically, Howard Taylor intends to hold his shares as an investment.

Howard Taylor does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of River Group, or the disposition of securities of River Group;


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CUSIP NO. 768035107                                                 PAGE 4 OF 5


(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving River Group or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of River Group or any of its subsidiaries;

(d) any change in the present board of directors or management of River Group, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of River Group;

(f) any other material change in River Group 's business or corporate structure;

(g) changes in River Group 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of River Group by any person;

(h) causing a class of securities of River Group to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of River Group becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 30, 2005, Howard Taylor, through Concorde Capital Limited, owned 5,406,639 shares of River Group's common stock and vested options to purchase 250,000 shares of common stock. Accordingly, at December 30, 2005, Howard Taylor beneficially owned 5,406,639 shares, which represented 21.1% of the class.

(b) As of December 30, 2005, Howard Taylor held the sole power to vote and dispose of 5,406,639 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Howard Taylor had no transactions in River Group's common stock, other than disclosed in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Howard Taylor.

(e) Howard Taylor continues to be the beneficial owner of more than five percent of the outstanding common stock of River Group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

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CUSIP NO. 768035107                                                 PAGE 5 OF 5


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ HOWARD J. TAYLOR
January 13, 2006              -------------------------------------------------
                              Howard J. Taylor